UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 25)

                                Terex Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    880779 10 3
                                 (CUSIP Number)

                        Randolph W. Lenz With copies to:
           c/o Equity Merchant Banking Corp. Stacie K. Daley, Esq.
                 5401 North Federal Highway 5401 N. Federal Highway
            Fort Lauderdale, Florida 33308 Fort Lauderdale, Florida 33308

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

CUSIP NO.      880779 10 3                 SCHEDULE 13D/A
Page 2 of 4 Pages

1       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     Randolph W. Lenz

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a)  /  / (b)  /  /

           3   SEC USE ONLY

           4   SOURCE OF FUNDS* PF

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
           /  /

           6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF              7     SOLE VOTING POWER
SHARES
BENEFICIALLY                   1,323,678
OWNED BY
EACH                   8     SHARED VOTING POWER
REPORTING
PERSON                 9     SOLE DISPOSITIVE POWER
WITH
                               1,323,678

                      10     SHARED DISPOSITIVE POWER



11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

           1,323,678

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                    /  /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.18% of the Common Stock outstanding as of the date hereof.

14     TYPE OF REPORTING PERSON*
                         IN

Terex Corporation
Schedule 13D/A

ITEM 1       SECURITY AND ISSUER.

This Statement relates to shares of common stock(the "Common Stock") of Terex Corporation and its predecessor, Northwest Engineering Company(the "Company").The address of the Company's principal executive offices is 500 Post Road East, Suite 320,Westport, CT 06880. In 1988, Northwest Engineering Company merged into the Company, with the Company being the surviving entity and the issuer of the Company's registered securities.

ITEM 2.   IDENTITY AND BACKGROUND.

        (a) - (c) This Statement is being filed by Randolph W. Lenz ("Reporting Person" or "Mr. Lenz"). Mr. Lenz is a citizen of the United States.
The business and office address of the Reporting Person is 5401 North Federal Highway, Fort Lauderdale, Florida 33308.

        (d)- (f) No change from information set forth in amendment Number 23

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

Not applicable.

                                Page 3 of 4 pages

Terex Corporation
Schedule 13D/A

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

On June 19, 1999, Mr. Lenz sold 326,500 shares of Company Common stock for $30.00 per share for a total of $9,795,000.00. This transaction was sold in the open market through broker-dealers. Subsequent to these sales, Mr. Lenz owns beneficially 1,323,678 shares of Company Common Stock, or 6.18% of the total number of shares of Company Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Power of Attorney
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       June 23, 1999       By: /s/Randolph W. Lenz

                                     RANDOLPH W. LENZ

                                     By: /s/Stacie K. Daley, Esq.

                                     By:   Stacie K. Daley, Esq.
                                     Attorney-in-Fact
                                     Pursuant to Power of Attorney,
                                     dated June 23, 1999
                                     (attached as Exhibit A to Mr.
                                     Lenz's Schedule 13D/A No.25 for
                                     Terex Corporation, dated June 23, 1999
                                     and incorporated herein by reference)


                              Page 4 of 4 Pages

                                    EXHIBIT A
                     to Terex Corporation Schedule 13D/A 13D

                                POWER OF ATTORNEY

I, Randolph W. Lenz, hereby appoint Stacie K. Daley, Esq., as my attorney-in-fact to execute in my name and stead any and all documents, schedules or other filings as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, any Schedule 13D, Schedule 13G, and Forms 3, 4 or 5, along with any and all amendments thereto, and to file such documents, schedules or other filings or amendments thereto, on my behalf, with the U.S. Securities and Exchange Commission and any pertinent securities exchange.

This Power of Attorney shall continue in effect until terminated in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Power of Attorney as of this 23rd day of June, 1999.

RANDOLPH W. LENZ

/s/Randolph W. Lenz
-----------------------------


State of Florida         }
                         }ss:
County of Broward        }

 On this 23rd day of June, 1999, before me personally appeared Randolph W. Lenz to me known and known to me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.

/s/__________________
Notary Public

My Commission expires: ________